Exhibit 99.6

Carlyle Aviation to Acquire Fly Leasing for $17.05 per Share
Transaction Valued at Approximately $2.36 billion

DUBLIN, March 29, 2021 – Fly Leasing Limited (NYSE: FLY) (“FLY”) a global leader in aircraft leasing, announced today that it has entered into a definitive agreement (“Merger Agreement”) to be acquired by an affiliate of Carlyle Aviation Partners (“Carlyle Aviation”), the commercial aviation investment and servicing arm within The Carlyle Group’s $56 billion Global Credit platform.  Under the terms of the Merger Agreement, FLY shareholders will receive $17.05 per share in cash, representing a total equity valuation of approximately $520 million. The total enterprise value of the transaction is approximately $2.36 billion. FLY’s portfolio of 84 aircraft and seven engines is on lease to 37 airlines in 22 countries.

“This transaction represents strong value for FLY shareholders at a time when airlines are facing an extremely difficult environment and smaller aircraft lessors are disadvantaged in the debt markets,” said Colm Barrington, CEO of FLY. “After a thorough review and evaluation of its options, FLY’s Board of Directors enthusiastically recommends this transaction to its shareholders.”

The per share cash consideration represents a premium of approximately 29% to FLY’s closing price on March 26, 2021 and a 43% premium to the volume-weighted average share price during the last 30 trading days.

The Board of Directors of FLY has approved the Merger Agreement, acting upon the recommendation of a special committee appointed by the Board of Directors and consisting solely of independent and disinterested directors, and has recommended that FLY shareholders vote in favor of the transaction.

The transaction is expected to close in the third quarter of 2021 and is subject to customary closing conditions, including applicable regulatory clearance and the approval of FLY’s shareholders.  Given the pending transaction, FLY will not host a first quarter earnings call.

Goldman Sachs & Co. LLC is acting as financial advisor to FLY and Gibson, Dunn & Crutcher LLP, Clifford Chance US LLP, Conyers Dill & Pearman, and McCann FitzGerald are acting as FLY’s legal counsel.

Kirkland & Ellis LLP is acting as legal counsel to BBAM LP, FLY’s manager and servicer.

RBC Capital Markets is acting as financial advisor and providing financing to Carlyle Aviation on the transaction. Milbank LLP and Wakefield Quin Limited are acting as legal counsel to Carlyle Aviation Partners.

About FLY
FLY is a global aircraft leasing company with a fleet of modern and fuel-efficient commercial jet aircraft. FLY leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information visit www.flyleasing.com.

About The Carlyle Group
The Carlyle Group (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across three business segments: Global Private Equity, Global Credit and Investment Solutions. With $246 billion of assets under management as of December 31, 2020, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. The Carlyle Group employs 1,825 people in 29 offices across five continents. Further information is available at www.carlyle.com. Follow The Carlyle Group on Twitter @OneCarlyle.

About Carlyle Aviation Partners
Carlyle Aviation Partners is the commercial aviation investment and servicing arm of The Carlyle Group’s $56 billion Global Credit platform. It is a multi-strategy aviation investment manager that seeks to capitalize on its extensive technical knowledge, in-depth industry expertise and long-standing presence in the aviation sector. It has total assets under management of $6.1 billion, with a team of more than 90 employees and offices in the US, Ireland and Singapore. Carlyle Aviation Partners has 246 aircraft owned, managed or committed to purchase with 93 airline lessees in 53 countries.

Additional Information and Where to Find It
This communication is being made in respect of the proposed transaction involving the Company and Carlyle Aviation Partners.  In connection with the proposed transaction, the Company intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement.  Promptly after filing its proxy statement with the SEC, the Company will mail or otherwise provide the proxy statement and a proxy card to each shareholder of the Company entitled to vote at the special meeting relating to the proposed transaction.  This communication is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its shareholders in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.  The proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Company’s website at www.flyleasing.com.

Participants in the Solicitation
This communication does not constitute a solicitation of proxy, an offer to purchase, or a solicitation of an offer to sell any securities.  The Company and its directors and executive officers are deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction.  Information regarding the names of such persons and their respective interests in the proposed transaction, by securities holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Additional information regarding these individuals is set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 1, 2021.  These documents are (or, when filed, will be) available free of charge at the SEC’s website at www.sec.gov or at the Company’s website at www.flyleasing.com.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to the safe harbor created thereby. Statements that are not historical or current facts, including statements about beliefs and expectations and statements relating to the proposed transaction involving the Company, Parent and Merger Sub, are forward-looking statements. These forward-looking statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity” and similar words or phrases or the negatives of these words or phrases.  Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, the receipt of shareholder and regulatory approvals; unanticipated difficulties or expenditures relating to the proposed transaction; legal proceedings, judgments or settlements, including those that may be instituted against the Company, the Company’s board of directors and executive officers and others following the announcement of the proposed transaction; disruptions of current plans and operations caused by the announcement and pendency of the proposed transaction; potential difficulties in employee retention due to the announcement and pendency of the proposed transaction; the response of customers, suppliers, business partners and regulators to the announcement of the proposed transaction; and other risks and uncertainties and the factors identified under “Risk Factors” in Part I, Item 3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and updated in subsequent reports filed by the Company with the SEC.  These reports are available at www.flyleasing.com or www.sec.gov.  Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future events.

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Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com